Bianca M. Sierra T: (415) 693-2016 bsierra@cooley.com

December 20, 2006

Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Acquicor Technology Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 20, 2006 File No. 001-32832

Ladies and Gentlemen:

On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (File No. 001-32832) (“Amendment No. 2”), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Amendment No. 1 to the Preliminary Proxy Statement, filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006 (“Amendment No. 1”).

Amendment No. 2 is being filed in response to your letter dated December 8, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 1 (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

How will Acquicor finance the merger? page 6

1.
Please revise your disclosure to note that you have a commitment letter for the $65 million senior secured revolving credit facility from Wachovia Capital Finance Corporation, and that there are no agreements in place for the approximately $100 million senior debt financing. Please also clarify that you expect to provide the senior debt financing via a private offering of convertible notes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 12, 34, 69, 91, 117 and F-12 to reflect that it has a commitment letter from Wachovia Capital

Michael McTiernan
December 20, 2006
Page Two

Finance Corporation and to reflect the consummation of the sale of $145 million aggregate principal amount of convertible senior notes.

Merger Consideration, page 14

2.
Please provide additional disclosure regarding the potential adjustment for “certain transaction expenses,” including that the consideration will be reduced for such expenses and the amount of such expenses as of September 30, 2006.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 12, 14, 55, 69, 71 and 90.

The international nature of Jazz’s business, page 43

3.	We note in your response to comment 21 that you conduct business in Korea. Please advise us whether this includes both North and South Korea.

Response: In response to the Staff’s comment, we respectfully note that Jazz Semiconductor, Inc. only conducts business in South Korea.

Opinion of Needham & Company, LLC, page 62

4.
We note your response to comment 28. On page 63, you state that “Needham & Company considered the manner in which the merger will be financed and the proposed terms of the financings contemplated as of the date of Needham & Company’s opinion, although Needham & Company noted that those terms were not finalized as of the date of Needham & Company’s opinion.” Please advise us whether the proposed financing terms considered by Needham & Company differ materially from the current proposed financing terms. If so, please provide appropriate disclosure.

Response: Needham & Company supplementally notes to the Staff that Needham & Company's opinion addressed the fairness, from a financial point of view, of the consideration to be paid by Acquicor.  Accordingly, while Needham & Company considered the proposed terms of the financing contemplated for the transaction, it did not regard the financing as impacting a determination of whether the consideration to be paid was fair from a financial point of view.  Needham & Company also supplementally notes, however, that the interest rate for the 8% convertible senior notes financing announced on December 12, 2006 by Acquicor is not materially inconsistent with the rate on the Wachovia financing described under "The Merger Proposal-Financing for the Merger," but is lower than the interest rate on the committed stockholder financing described under "The Merger Agreement-Stockholder Financing", which collectively comprised the proposed financing contemplated at the time Needham & Company rendered its opinion.

Michael McTiernan
December 20, 2006
Page Three

Note 1. Description of Transaction and Basis of Presentation, page 89

5.
We note in footnote (c), on page 91, that you assume that you will be able to acquire $100 million of senior debt financing at an interest rate of 8% per annum and that you have not entered into any agreements, or obtained any commitments, in respect of any such financing. Please revise to note the basis for your belief that you will be able to obtain the debt at an 8% interest rate. Also, please revise this footnote to provide a further description of this financing. For instance, but without limitation, in your 8-K filed on November 21, 2006 you state that the debt will consist of Convertible Senior Notes due in 2011 and will be sold to qualified institutional buyers. You also note that you will grant the initial purchasers a 30-day option to buy up to an additional $15 million of the notes.

Response: In response to the Staff’s comment and as a result of the consummation of its convertible note offering, the Company has revised the disclosure on pages 1, 6, 11, 12, 34, 69, 91, 92, 111, 117, F-12 and F-13.

6.
We have read and considered your response to 34. We note that you are currently negotiating the terms of the additional financing to be used in lieu of any Jazz stockholder financing. Until you have obtained a financing commitment, it would not appear that this adjustment is factually supportable under Article 11 of Regulation S-X. Please advise us or revise accordingly.

Response: As discussed above, on December 19, 2006, the Company consummated a $145 million offering of convertible senior notes. As a result and in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 6, 12, 70, 80, 91 and F-12 to reflect the terms of the convertible senior notes.

7.
Further to our previous comment, we note that management has assumed an average interest rate of 8% on the $65 million revolving credit facility. Please expand your disclosures to clarify if this represents the committed rate.

Response: As a result of the consummation of the convertible offering, the Company has eliminated the disclosure relating to an assumed interest rate on the revolving credit facility as the Company no longer anticipates having to borrow under such facility to finance the merger and related costs and fees.

8.
We note your response to comment 37. As previously requested, please revise to include a preliminary allocation of the purchase price and estimates of the amount of amortization expense anticipated to result from assets recorded that are subject to amortization. Further, provide a discussion on what factors contributed to a purchase price resulting in goodwill. Such disclosure would need to be included before clearance to file your definitive proxy statement.

Michael McTiernan
December 20, 2006
Page Four

Response: In response to the Staff’s comment, the Company has included a preliminary allocation of the purchase price and estimated amortization and depreciation expense based on preliminary valuation estimates received by the Company on December 13, 2006.

9.
Based on your response to comment 38, we note that you have tried to allocate the elimination entry between your pro forma adjustments column and the closing transactions column which gives the appearance that the additional paid in capital of Jazz is increased as a result of the acquisition. Given you are not actually investing in the equity of the company, what consideration was given to allocating the credit to a temporary account instead of additional paid in capital? Alternatively, tell us what consideration was given to merging the pro forma adjustment and closing transaction columns.

Response: In response to the Staff’s comment, the Company merged the pro forma adjustment and closing transaction columns in Amendment No. 2.

Acquicor Technology, Inc.

Financial Statements and Notes

10.
We have read and considered your response to comment 48. We note that the warrant agreement clarifies that the warrant or unit purchase option holders have no right to a net-cash settlement in the event a registration statement is not effective to cover the issuance of the securities issuance upon the conversion of such warrants or unit purchase option. Please include such terms relating  to the net-settlement provision throughout your document as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-13.

Statements of Operations

11.
Reference is made to your presentation “Accretion of Trust Account relating to common stock subject to possible conversion”. Please tell us and expand your disclosures as appropriate to clarify your basis in GAAP for recording this amount as a deduction from net income to derive net income attributable to other common stockholders.

Response: In response to the Staff’s comment, the Company respectfully notes that the contingent liability titled the “accretion of trust account relating to common stock subject to possible conversion” is due to the ability of certain stockholders who purchased their shares in the Company’s initial public offering (the “IPO”) to vote against a business combination and convert their stock into a pro rata share of the trust account, if that business combination is approved and consummated. The Company

Michael McTiernan
December 20, 2006
Page Five

believes this redemption right is the equivalent of a participating preferred stock with preferential distribution. Further, there is no requirement that the redemption of the stock be on a pro rata basis and therefore those redeeming stockholders will receive a distribution prior to all other stockholders. Topic D-98 of the Emerging Issues Task Force, “Classification and Measurement of Redeemable Securities,” is the relevant GAAP basis and accounting guidance. Paragraph 18 states that increases or decreases in the carrying amount of a redeemable security shall be effected by charges against retained earnings and that such changes in the carrying amount shall effect net income applicable to common stockholders in the calculation of earnings per share. In relevant part, paragraph 18 states that “regardless of the accounting method selected, the resulting increases or decreases in the carrying amount of a redeemable security other than common stock shall be treated in the same manner as dividends on nonredeemable stock and shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Increases or decreases in the carrying amount shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends.”

Per the guidance of Topic D-98, the Company has reduced the net income attributable to common stockholders as the carrying value of the contingent liability has increased.

Please do not hesitate to contact me at (415) 693-2016 or Mischi a Marca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 2.

Sincerely,

/s/ Bianca M. Sierra

cc:
Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP, counsel to issuer
Chrystal N. Jensen, Esq., Cooley Godward Kronish LLP, counsel to issuer